Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges
Archer Daniels Midland Company
Expressed in Thousands

			Six Months				Nine Months
	Fiscal Years Ended		Ended	Year Ended	Year Ended	Year Ended	Ended
	30-Jun		31-Dec	31-Dec	31-Dec	31-Dec	30-Sep
	2011	2012	2012	2013	2014	2015	2016
Earnings
Earnings Before Income Taxes	$3,015,311	$1,764,898	$997,275	$2,023,341	$3,129,966	$2,284,045	$1,192,770
Less: Equity in Earnings of
Unconsolidated Affiliates, Net of
Dividends	(396,755)	(243,121)	(200,833)	(285,263)	(214,979)	(49,693)	28,192
Less: Capitalized Interest
Included in Interest Expense Below	(7,211)	(20,869)	(11,548)	(16,434)	(17,863)	(10,761)	(13,088)
Less: Noncontrolling Interest	17,573	(18,387)	(2,184)	(11,868)	(4,553)	3,089	7,019
Total Earnings	2,628,918	1,482,521	782,710	1,709,776	2,892,571	2,226,680	1,214,893
Fixed Charges
Interest Expenses:
Consolidated Interest Expense	482,298	441,765	212,527	412,810	336,633	307,941	213,133
Capitalized Interest	7,211	20,869	11,548	16,434	17,863	10,761	13,088
Total Interest Expense	489,509	462,634	224,075	429,244	354,496	318,702	226,221
Amortization of Debt Discount(1)	4,282	0
One Third of Rental Expenses	83,764	69,648	35,295	66,311	64,681	77,202	61,812
Total Fixed Charges	577,555	532,282	259,370	495,555	419,177	395,904	288,033
Earnings Available for Fixed Charges	$3,206,473	$2,014,803	$1,042,080	$2,205,331	$3,311,748	$2,622,584	$1,502,926

Ratio of Earnings to Fixed Charges	5.55	3.79	4.02	4.45	7.90	6.62	5.22

(1) Effective fiscal 2012, the Company reclassified amortization of debt discount to interest expense.